Exhibit 1.01

Conflict Minerals Report

Halliburton Company (the Company or Halliburton) has conducted a reasonable country of origin inquiry (RCOI) among our suppliers on the source and chain of custody of certain minerals necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company during 2013 (the Products) to determine whether they originated from the Democratic Republic of the Congo (DRC) or an adjoining country. Based upon the results of its RCOI and due diligence conducted, pursuant to a framework that was designed on the basis of the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD Framework), Halliburton has concluded that the Products are “DRC conflict undeterminable” for the reporting period from January 1 to December 31, 2013.

This Conflict Minerals Report was not subject to an independent private sector audit per Item 1.01 of Form SD, paragraph (c)(1)(iv).

Reasonable Country of Origin Inquiry (RCOI)
Halliburton has taken the following steps to conduct its RCOI process:

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Identified manufacturing centers in which coltan, cassiterite, wolframite, tin, tantalum, tungsten, and/or gold (3TG) are utilized as necessary to the Products functionality or production of the Product.

•	Conducted an analysis of vendor relationships and identified suppliers which supplied 3TG products to the Company.

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Distributed the Company’s RCOI letter to suppliers which Halliburton reasonably determined to be within the scope of inquiry of Dodd-Frank Act Section 1502 through its security enhanced e-Sourcing system.

•	Extracted and monitored a status report from its e-Sourcing system for suppliers’ responses.

•	Added suppliers’ responses in Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”) forms or blanket statements to the status report.

•	Identified certain suppliers for additional due diligence as appropriate.

Halliburton selected major suppliers for its manufacturing centers with the following vendor categories to participate in its RCOI process: Electronics, Machining, Metals, Oilfield Tools, and Fab/Welding. A substantial percentage of selected suppliers confirmed that their supply to Halliburton did not contain conflict minerals originating from the DRC or adjoining countries. Halliburton did, however, receive some incomplete responses from those surveyed, including some of its critical suppliers. Some suppliers were unable to determine if they had provided conflict minerals originating from the DRC or an adjoining country and other suppliers did not respond. Because the Company was not able to determine on the basis of the RCOI process whether any conflict minerals in the identified Products originated in the DRC or an adjoining country or came from recycled or scrap sources, Halliburton undertook additional due diligence efforts as described below in an effort to determine the source and chain of custody of such minerals and found those Products to be “DRC conflict undeterminable.” With respect to suppliers that responded that materials were “DRC conflict undeterminable,” Halliburton has sought further information and intends to monitor such suppliers’ own Form SD filings, to verify consistency with their responses to Halliburton. For those suppliers who have not responded, Halliburton has followed up numerous times by telephone and/or e-mail, and Halliburton is in the process of advising such suppliers that they are contractually bound to provide such responses.

Due Diligence
In accordance with the OECD Framework, Halliburton’s due diligence measures included:

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Establishing a collaborative cross-functional team including legal, finance, and supply chain to address conflict minerals issues through, among other things, development of enhanced procedures for conducting RCOI and due diligence and managing and verifying suppliers’ compliance with Halliburton’s DRC conflict-free supply chain protocols.

•	Informing customers who inquired with Halliburton on conflict minerals of our Conflict Minerals Report disclosure.

•	Analyzing suppliers’ responses in EICC-GeSI reporting forms or blanket statements and requesting further information to substantiate those suppliers’ responses.

•	Validating suppliers’ statements against the Conflict Free Smelter List on the EICC website.

As a result of the due diligence measures described above, Halliburton has determined that the Products are “DRC conflict undeterminable.”

Inherent Limitations on Due Diligence Measures
As a downstream purchaser of conflict minerals, Halliburton’s due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. Our due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals. Such sources of information may yield inaccurate or incomplete information and may be subject to fraud. Halliburton will undertake measures to verify responses and minimize these limitations as discussed below.

Prospective Measures
Halliburton will take the following measures to enhance its due diligence on the source and chain of custody of conflict minerals and to mitigate the risk that its necessary conflict minerals benefit armed groups in the DRC or an adjoining country:

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Develop a procedure to institute a “DRC conflict free” supply chain to prevent the use of minerals not determined to be “DRC conflict free” in the Products obtained from any of its existing or new suppliers.

•	Design and implement a strategy to respond to identified risks.

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Adopt due diligence reviews of suppliers, smelters and refiners that may be sourcing or processing conflict minerals from the DRC or an adjoining country which may not be from recycled or scrap sources, as well as to evaluate the procurement practices of the smelters and refiners that process and provide those conflict minerals to our supply chain.

•	Implement a risk mitigation response plan to monitor and track suppliers, smelters and refiners.

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Contact selected smelter and refiner facilities that have not received a “conflict free” designation from an independent third party audit program to encourage their participation in such a program and request country of origin and chain of custody information.

•	Extend the risk assessment up the supply chain by reviewing the chain of custody and/or traceability documentation.

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Revise Halliburton’s standard contracts and/or terms and conditions templates for suppliers by inserting specific reference to the requirements of Dodd-Frank Act Section 1502, which will enable Halliburton to discontinue or suspend business with identified upstream suppliers who are sourcing conflict minerals originating from the DRC or an adjoining country.

•	Post Halliburton’s Form SD and Conflict Minerals Report on the Company’s public website.

Product Description
The following products were included in the scope of this Conflict Minerals Report and are discussed in further detail on our website at:

http://www.halliburton.com/en-US/ps/default.page?node-id=h8cyv98a

Artificial Lift
Cementing
Coring
Drill Bits
Drilling
Fiber Optic Monitoring
Pressure Control
Reservoir Testing
Sand Control
Service Tools
Stimulation
Subsea
Well Completions
Well Intervention
Wireline & Perforating

Halliburton is unable to determine the facilities used to process necessary conflict minerals in these Products, or the country of origin of conflict minerals in the Products.

The content of any website referred to in this Conflict Minerals Report is included for general information only and is not incorporated by reference in this report.

Reference:
The OECD Framework can be found at: http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

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